Exhibit 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Ulf Quellmann, Chief Executive Officer of Turquoise Hill Resources Ltd., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Turquoise Hill Resources Ltd. (the “issuer”) for the interim period ended September 30, 2020.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 N/A

1

5.3 N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2020 and ended on September 30, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 13, 2020

/s/ Ulf Quellmann
Ulf Quellmann
Chief Executive Officer
Turquoise Hill Resources Ltd.

2

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Luke Colton, Chief Financial Officer of Turquoise Hill Resources Ltd., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Turquoise Hill Resources Ltd. (the “issuer”) for the interim period ended September 30, 2020.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 N/A

1

5.3 N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2020 and ended on September 30, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 13, 2020

/s/ Luke Colton
Luke Colton
Chief Financial Officer
Turquoise Hill Resources Ltd.

2